SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

BM&F BOVESPA
A Nova Bolsa

GAE/CREM 279/10
March 2,2010

COMPANHIA SIDERÚRGICA NACIONAL
Mr. Paulo Penido Pinto Marques
Investor Relations Officer

Dear Sir:

Considering the terms of the call notice of the Extraordinary General Meeting (AGE) to be held on March 16, 2010 and for a better explanation to the market, we request the following information:

•	Capital stock structure after the split;
•	Date when shares resulting from the split will be credited; and
•	If shares to be issued due to split of shares representing the capital stock will have equal conditions to all benefits, including dividends, interest on equity and other to be approved by the company?

Sincerely yours,

Jorge Antonio Tambucci
Corporate Relations Coordination
BM&F Bovespa S.A. Bolsa de Valores, Mercadorias e Futuros
Phone (55 11) 2565-7233/7064/7177/6623/6618

Copy to: CVM – Comissão de Valores Mobiliários
Mrs. Elizabeth Lopes Rios Machado – Corporate Relations Oversight Board
Mr. Waldir de Jesus Nobre – Market Relations and Brokers Oversight Board

We clarify that this company’s reply shall be exclusively sent via IPE Sytem, selecting the category: Notice to the Market, and thereafter, the Reference: Clarifications to CVM/Bovespa consultations, which will result in the file simultaneous sending to BM&F BOVESPA and CVM. For a better understanding of the market, the file to be sent shall attach a copy of the aforementioned consultation, coming before the company’s reply.

BM&F BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros
Praça Antonio Prado,48 – 01010-901 –São Paulo-SP
Phone (55 11) 2565-4000 Fax (55 11) 2565-7737
www.bmfbovespa.com.br

NOTICE TO THE MARKET
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602
Rio de Janeiro/RJ
Corporate Taxpayer’s ID (CNPJ) 33.042.730/0001 -04

In compliance with the Official Letter GAE/CREM 279/10 of March 2, 2010, which refers to the call notice of Companhia Siderúrgica Nacional’s Extraordinary General Meeting to be held on March 16, 2010, we clarify the following:

• Once approved the split of a number of shares representing the Company’s capital stock, each share of the capital stock shall be then represented by two shares. Thus, the Company’s capital stock will be represented by 1,510,359,220 common shares.

• The shares deriving from the split (i) shall be automatically credited by the depositary bank, Itaú Corretora de Valores S.A., on the day following the split approval by the General Meeting to all shareholders domiciled in Brazil and holding equity position on the date of approval; (ii) shares shall be of same type and shall entitle their holders to the same rights of shares already held, including dividends, interest on equity and other to be approved by the Company.

• ADRs holders shall have exactly the same rights of local residents and shall be credited according to a specific schedule to be informed by the depositary agent of ADRs, JP Morgan Chase, and the share/ADR (American Depositary Receipt) ratio shall be maintained at 1/1, i.e., each ADR continuing to be represented by one share.

Rio de Janeiro, March 3, 2010.

Paulo Penido Pinto Marques
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 04, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.